FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 14, 2003, announcing its second quarter results, and deal flow during the first half of the year.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

      Dated: August 14, 2003

Aug 14, 2003

Gilat announces 2003 second-quarter results

Reports quarterly revenues of US$52 Million
Company streamlines organization and improves cost efficiency

Solid deal flow during first half of year

Petah Tikva, Israel, August 14, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended June 30, 2003.

Revenues were US$52.1 million for the second quarter of 2003, an increase of US$0.5 million over the US$51.6 million result for the same period in 2002, as well as an increase of US$1.0 million over the US$51.1 in the first quarter of 2003. Operating loss for the second quarter was US$31.5 million and net loss was US$36.2 million or US$2.79 per share. The results above include a total of US$21 million in write-offs associated with Statement of Accounting Standard #144 “Accounting for the Impairment or Disposal of Lived Assets” — SFAS #144, (US$18.9 million), and charges relating to the company’s restructuring process (US$2.1 million). The total cash and cash equivalents during the quarter decreased by US$2.5 million leaving the Company with a stable cash position.

During the quarter, a new management team and Board of Directors was elected, headed by Shlomo Rodav as the new Chairman of the Board, and Oren Most as the new President and CEO. With the Company’s financial restructuring process successfully completed, Gilat also embarked on an effort to streamline the Company’s operations in order to increase efficiency and reduce costs. This effort included a variety of measures including organizational and structural changes and office consolidation leading to increased efficiency as well as a reduction in the worldwide workforce by 13%, significantly reducing the company’s labor costs by 30%.

Management is optimistic that the combination of the new strategy it is currently finalizing and putting into place, as well as the steps taken to streamline the Company’s cost structure and improve operations, together with leveraging Gilat’s strong technology and competitive position in the global marketplace, will lead to improved economies and strengthen the Company’s position as one of the industry leaders.

Second Quarter Events
Gilat announces Alcatel subsidiaries join SATLYNX, R&D agreement with SES Global, a major agreement in Bulgaria, an important deployment in Australia and a continued strong deal flow for its Spacenet subsidiary

During the quarter, the Company announced a series of agreements that contributed to the Company’s continued strong deal flow and demonstrated the growing confidence in the Company and in its technology.

  In June, Gilat and SES Global, the joint founding shareholders of SATLYNX, Europe’s premier 2-way satellite broadband services provider, announced that Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, have joined the company and made an investment which will yield up to a 17.9% stake in the venture.

  Separately, SES and Gilat also executed an agreement to fund the development of a low cost, Ka-band version of Gilat’s popular Skystar 360E family product line.

  Also in Europe, Gilat signed an important agreement with the Bulgarian company TRANSAT to deploy a Skystar 360E hub and VSAT network with sites throughout Bulgaria. The network will provide data connectivity to 450 gas stations, 17 corporate regional branches, 30 bank branches and other applications.

  Australia’s major telecom Optus, was hired to run an IDL network for the Australian government initiative to deliver education to small rural towns, isolated schools, and remote homesteads in New South Wales and the Northern Territory, using Gilat’s Skystar 360E VSAT platform. Gilat is providing a 310-site, two-way satellite communications network to deliver broadband Internet services to these rural communities, plus 540 more VSATs to Australia’s world renowned ‘School of the Air’.

Spacenet Continues Strong Deal Flow

  Gilat’s subsidiary, Spacenet, has been awarded a five-year contract by Rent-Way, Inc. to provide a two-way satellite-based IP network to all of Rent-Way’s 750+ stores. Rent-Way is one of the nation’s largest operators of rental-purchase stores. Rent-Way’s Connexstar Enterprise network is designed to support a wide variety of services, including point-of-sale and inventory control applications, as well as Internet and intranet access.

  Spacenet has been selected by RTM Restaurant Group Inc. to provide a broadband VSAT network to their Arby’s restaurants and other quick service restaurant locations. The five-year commitment calls for Spacenet’s Connexstar Enterprise service to be deployed at 825 restaurant locations for a range of applications including credit authorization, point-of-sale and store polling as well as intranet-based back office applications.

  Spacenet signed an agreement with The Kroger Co. to provide remote VSAT and base-band hub technology for a nationwide two-way satellite network. The network will initially link multiple video studios with Fred Meyer grocery store locations through a broadband connection allowing high-speed Video on Demand (VoD) delivery and Voice over IP (VoIP) return for Interactive Distance Learning (IDL) and videoconferencing applications.

  Spacenet has been chosen by Golden Corral Corporation to deploy the Connexstar CX-500 commercial-grade, broadband satellite service to its chain of Golden Corral family restaurants. This service will be used by Golden Corral to run a broad range of IP-based applications including high-speed credit authorization, point-of-sale polling and web-based, back-office applications.

  Spacenet has signed an agreement with leading auto parts retailer Genuine Parts Company (GPC) to provide a high-speed satellite communications network for its NAPA auto parts retail stores. GPC’s network will utilize Connexstar Enterprise, a new variant of Spacenet’s popular Connexstar service. The agreement calls for Spacenet’s VSAT service to be deployed at a minimum of 750 of GPC’s more than 5,000 locations.

  Spacenet has also been selected by International Dairy Queen, Inc. as its exclusive provider of satellite-based broadband connectivity for its restaurant brands, including Dairy Queen/Brazier® restaurants, throughout the United States. The Connexstar service is a key component of Dairy Queen’s plans to enhance point-of-sale applications and link all franchise locations to corporate headquarters.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	June 30 2003 Unaudited	December 31 2002 Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	44,858	48,072
Short-term bank deposits	1,894	1,663
Short-term restricted cash	13,659	12,151
Restricted cash held in trustees	18,241
Trade receivables, (net of allowance for doubtful accounts)	42,420	55,459
Inventories	54,074	74,978
Other accounts receivable and prepaid expenses	33,061	47,113

Total current assets	208,207	239,436

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,411	10,733
Severance pay fund	9,260	7,664
Long-term trade receivables and other receivables, net	43,973	32,427

	62,644	50,824

PROPERTY AND EQUIPMENT, NET	143,701	162,905

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	10,458	21,049

Total assets	425,010	474,214

	June 30 2003 Unaudited	December 31 2002 Audited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit	332	1,826
Current maturities of long-term loans	2,510	8,197
Trade payables	29,178	26,507
Accrued expenses	48,090	37,592
Short-term advances from customer held in trustees	6,819
Other current liabilities	38,156	37,787

Total current liabilities	125,085	111,909

LONG-TERM LIABILITIES:
Accrued severance pay	9,878	8,412
Long-term advances from customer held in trustees	11,815
Long-term loans, net of current maturities	115,769	145,140
Accrued interest related to restructured debt	50,154
Other long-term liabilities	20,298	19,193
Convertible subordinated notes	90,529	358,648

Total long-term liabilities	298,443	531,393

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	5,048	3,827

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital - Ordinary shares of NIS 0.01 par value	570
Additional paid in capital	671,074	617,867
Accumulated other comprehensive loss	-6,607	-8,165
Accumulated deficit	-668,603	-782,617

Total shareholders' equity (deficiency)	-3,566	-172,915

Total liabilities and shareholders' equity (deficiency)	425,010	474,214

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements
US dollars in thousands

	Six months ended June 30		Three months ended June 30
	2003	2002	2003	2002
	Unaudited		Unaudited
Revenues	103,205	123,659	52,103	51,612
Cost of Revenues	81,955	86,061	39,347	36,069
Inventory write off	3,185		0

Gross profit	18,065	37,598	12,756	15,543

Research and development costs:
Expenses incurred	12,035	14,989	6,051	7,631
Less - grants	2,010	2,012	982	728

	10,025	12,977	5,069	6,903

Selling, general and administrative expenses	37,014	39,956	17,997	19,593
Provision for doutfull accounts	1,659	12,610	140	12,000
Restructuring charges	2,164		2,164
Impairment of tangible and intangible assets	23,851		18,851

Operating income (loss)	(56,648)	(27,945)	(31,465)	(22,953)

Financial (income) expenses - net	3,620	9,830	720	4,962
Gain from restructuring of debt	-181,093

Income (loss) before taxes on income	120,825	(37,775)	(32,185)	(27,915)

Taxes on (income) expenses	7,952	367	2,424

Income (loss) after taxes on income	112,873	(38,142)	(34,609)	(27,915)

Share in losses (profits) of associated companies	-2,332	10,809	68	8,067
Minority Share in losses of a subsidiary	1,191	-1,735	1,557	-747

Net income (loss) from continuing operations	114,014	(47,216)	(36,234)	(35,235)

Loss from discontinued operations		1,439		509

Net income (loss)	114,014	(48,655)	(36,234)	(35,744)

Earnings per share (in US dollars)	Basic	13.90	-40.37	-2.79	-30.13

	Fully Diluted	13.17	-40.37	-2.79	-30.13

Weighted average number of shares
used in computation of earnings
per share (in thousands)	Basic	8,204	1,169	12,988	1,169

	Fully Diluted	8,721	1,169	12,988	1,169